Gauzy Ltd.

14 Hathiya Street

Tel Aviv 6816914, Israel

June 5, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Erin Donahue
Charles Eastman
Ernest Greene
Evan Ewing

RE:	Gauzy Ltd. (CIK 0001781446) Registration Statement No. 333-278675 on Form F-1 (the “Registration Statement”)

Ladies and Gentlemen:

Gauzy Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on June 5, 2024 at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, Greenberg Traurig, LLP, by calling Mark Selinger at +1 917 763 7653. The Company hereby authorizes Mr. Selinger to orally modify or withdraw this request for acceleration.

Very truly yours,

gauzy LTD.

By:	/s/ Eyal Peso
Eyal Peso Chief Executive Officer